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                                                       Exhibit (11)

                   FLORIDA ROCK INDUSTRIES, INC.
             COMPUTATION OF EARNINGS PER COMMON SHARE

                                      THREE MONTHS ENDED
                                         DECEMBER 31,
                                       1999        1998

Net income                        $23,028,000  10,079,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share                18,752,300  18,861,634

Shares issuable under
 stock options which are
 potentially dilutive                 365,419     348,224

Shares used for diluted
 earnings per share                19,117,719  19,209,858

Basic earnings per
 common share                           $1.23         .53

Diluted earnings
 per common share                       $1.20         .52